116 Huntington Avenue

Boston, MA 02116

September 19, 2006

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa	Hauber

Robert Littelpage

Re:	American Tower Corporation (File No.: 001-14195)

Form 10-K for Fiscal Year Ended December 31, 2005 and

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), please find below a response to the comment provided to American Tower by the staff of the Commission (the “Staff”) in a letter dated September 7, 2006 (the “Supplemental Letter”) relating to American Tower’s Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2006 (the “First Quarter Form 10-Q”). The response to the comment in the Supplemental Letter appears following the comment, which is restated below in italics.

Form 10-Q for the Quarter Ended March 31, 2006

Note 3. Acquisition, page 8

1.	We note your response to comment 5. Clarify for us how you will account for the difference between the amount of depreciation and amortization expense that you recognized based on your initial purchase price allocation and the amount that you would have recognized based on the final allocation. Tell us the amount and timing of the impact of the purchase price allocation adjustments on depreciation and amortization expense. In addition, provide complete and transparent disclosure regarding the impact of these adjustments within management’s discussion and analysis.

RESPONSE

We will account for the difference between the amount of depreciation and amortization expense associated with the finalization of our purchase price allocation as a change in accounting estimate under FAS 154, “Accounting Changes and Error Corrections”. The changes to depreciation and amortization constitute a change in accounting estimate as it is the result of new information available regarding the expected future benefits and obligations associated with assets and liabilities acquired in the SpectraSite, Inc. merger. Accordingly, the change in accounting estimate will be accounted for prospectively in the period of change and future periods. No retrospective adjustments will be made to the financial statements.

We do not believe the change to depreciation and amortization expense associated with the finalization of the purchase price allocation and related estimated useful lives is material. Depreciation and amortization was approximately $44.8 million and $45.7 million for the quarters ended December 31, 2005 and March 31, 2006, respectively, based on the preliminary purchase price allocation and preliminary estimated useful lives of acquired assets. Depreciation and amortization for the quarter ended June 30, 2006 was approximately $46.4 million and it is expected that depreciation and amortization for each of the quarters ending September 30, 2006 and December 31, 2006 will be approximately $45.0 million based on our final purchase price allocation and final estimated useful lives of acquired assets.

Accordingly, with respect to your request for disclosure in management’s discussion and analysis, we do not believe such disclosure is warranted due to the immaterial impact the above changes have on the trends and the results of operations. The finalization of the purchase price allocation and related estimated useful lives will be disclosed within the notes to the financial statements in our Form 10-Q for the quarterly period ended June 30, 2006, with reference to the resulting changes in depreciation and amortization being immaterial.

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If you require additional information, please telephone the undersigned or Bradley E. Singer, Chief Financial Officer, at (617) 375-7500.

Very truly yours,

/s/ JEAN A. BUA
Jean A. Bua Senior Vice President and Corporate Controller

cc:	Bradley E. Singer

William H. Hess, Esq.

Nathaniel B. Sisitsky, Esq.

American Tower Corporation

Thomas Milbury

Deloitte & Touche LLP

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP

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